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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. 14)


AmBase Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


0231647106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Richard A. Bianco, c/o AmBase Corporation, 100 Putnam Green, 3rd Flr, Greenwich, CT 06830
--------------------------------------------------------------------------------
                 (Name,  Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


October 19, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.0231647106                 13D                   Page 2 of 5 Pages


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Richard A. Bianco
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
N/A
--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA
--------------------------------------------------------------------------------
7    SOLE VOTING POWER

  NUMBER OF

   SHARES      17,033,531 shares
               -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               - 0 -
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      17,033,531 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

- 0 -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


17,033,531 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


37.16%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.0231647106                    13D                   Page 3 of 5 Pages


Item 1. Security and Issuer.

     This statement relates to Common Stock, par value $0.01 per share, of AmBase Corporation ("AmBase"), a Delaware corporation. The principal executive office of AmBase is located at 100 Putnam Green, 3rd Floor, Greenwich, CT 06830-6027.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This statement is filed by Richard A. Bianco ("Mr. Bianco"), individually.

     (b) Mr. Bianco's business address is c/o AmBase Corporation, 100 Putnam Green, Third Floor, Greenwich, Connecticut 06831.

     (c) Mr. Bianco's present principal occupation is as Chairman, President and Chief Executive Officer of AmBase Corporation, 100 Putnam Green, Third Floor, Greenwich, CT 06830. The principal business of AmBase is currently the administration of its assets and liabilities, including its contingent assets, and the analysis of possible acquisition opportunities.

     (d) Mr. Bianco has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bianco has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was not or is the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bianco is a United States citizen.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. Bianco purchased the common stock with his personal funds, spending an aggregate of $3,638,542 (including brokerage commissions, if any) to purchase the 6,615,531 shares of common stock in a private transaction pursuant to a Stock Purchase Agreement and Agreement of Settlement and Release attached hereto as exhibit A.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a) Mr. Bianco purchased the shares for investment purposes.

     (b) Except as set forth in this Statement, Mr. Bianco does not presently have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

     (a) Mr. Bianco is the beneficial owner of an aggregate of 17,033,531 shares of AmBase Common Stock, including 716,000 shares which may be acquired upon the exercise of options, which constitute approximately 37.16% of AmBase's Common Stock issued and outstanding as of the date hereof.

     (b) Mr. Bianco has sole power to vote or dispose of 17,033,531 shares.

     (c) The information with respect to the acquisition by Mr. Bianco, as set forth in Item 3, is hereby incorporated by reference.

     (d) Not applicable

     (e) Not applicable

--------------------------------------------------------------------------------

CUSIP No.0231647106                 13D                   Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Bianco holds stock option grants under the Company's 1993 Stock Incentive Plan as follows:

     Stock option granted on January 2, 2002 to acquire 136,000 shares, all of which may currently be acquired upon exercise of the stock option.

     Stock option granted on January 2, 2002 to acquire 364,000 shares, of which 280,000 are vested and the remaining 84,000 will vest on January 2, 2007.

     Stock option granted on January 6, 2004 to acquire 200,000 shares, all of which may currently be acquired upon exercise of the stock option.

     Stock option granted on January 3, 2005 to acquire 200,000 shares, of which 100,000 are vested and the remaining 100,000 will vest on January 3, 2007.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Stock Purchase Agreement and Agreement of Settlement and Release dated October 17, 2006.

--------------------------------------------------------------------------------

CUSIP No.0231647106                 13D                   Page 5 of 5 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        October 19, 2006
                                        (Date)


                                        /s/ Richard A. Bianco
                                        ----------------------------------------
                                        (Signature)

                                        Richard A. Bianco




     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).